Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter 30 June 2021 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2021	31.03.2021	30.06.2020	31.03.2021
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenues	49,194	47,284	44,175	189,722
2	Cost of revenues	23,495	21,909	19,420	86,645
3	Gross profit (1 - 2)	25,699	25,375	24,755	103,077
4	Selling, general and administrative expenses	15,045	14,370	12,786	54,650
5	Research and development expenses	4,534	4,094	3,980	16,541
6	Impairment of non current assets	-	1,835	-	8,588
7	Other income, net	(487)	(587)	(118)	(982)
	Total operating expenses	19,092	19,712	16,648	78,797
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	6,607	5,663	8,107	24,280
	Finance income	845	615	838	2,623
	Finance expense	(193)	(297)	(233)	(970)
9	Finance income, net	652	318	605	1,653
10	Share of profit of equity accounted investees, net of tax	166	179	77	480
11	Profit before tax (8 + 9 + 10)	7,425	6,160	8,789	26,413
12	Tax expense/(benefit), net	1,717	2,536	2,996	9,175
13	Profit for the period / year (11 -12)	5,708	3,624	5,793	17,238
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	34.44	21.86	34.94	103.94
	Diluted earnings per share of Rs.5/- each	34.34	21.80	34.86	103.65
		(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2021	31.03.2021	30.06.2020	31.03.2021
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	8,862	9,796	10,090	38,887
	b) Global Generics	41,113	38,737	35,075	154,404
	c) Proprietary Products	59	243	56	523
	d) Others	482	389	491	2,813
	Total	50,516	49,165	45,712	196,627
	Less: Inter-segment revenues	1,322	1,881	1,537	6,905
	Net revenues	49,194	47,284	44,175	189,722

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,630	2,513	2,856	9,426
	b) Global Generics	23,719	22,446	21,526	91,111
	c) Proprietary Products	45	238	56	482
	d) Others	305	178	317	2,058
	Total	25,699	25,375	24,755	103,077
	Less: Selling and other un-allocable expenditure, net of other income	18,274	19,215	15,966	76,664
	Total profit before tax	7,425	6,160	8,789	26,413

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 27 July 2021. The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,382 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. The Company was carrying Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation. As this constitutes an adjusting subsequent event, the consolidated financial statements for the year ended 31 March 2021 were adjusted to reflect the impact of this event by recognizing the balance amount of Rs. 1,911 million (U.S.$ 26.25 million) in the consolidated income statement. Of the total amount, Rs. 1,820 million (U.S.$ 25 million) was recognised as impairment and the balance Rs. 91 million (U.S.$ 1.25 million) was recognised as selling, general and administrative expenses.

3

During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:

- Rs. 3,291 million relating to Xeglyze®;

- Rs. 3,180 million relating to Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to NuvaRing®);

- Rs. 1,587 million relating to Saxagliptin and Metformin (generic version of Kombiglyze-XR) and Phentermine and Topiramate (generic version of Qsymia®);

- Rs. 484 million relating to other intangible assets; and

- Rs. 46 million relating to property, plant and equipment.

4

Tax expense for the year ended 31 March 2021 includes the following:

- Rs. 1,012 million of benefit, in the quarter ended 30 June 2020, on account of recognition of deferred tax asset consequent to a planned restructuring activity between the Group companies; and

- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of derecognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

5	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Ltd. to acquire, certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles.

6	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively.

7	The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company’s Board of Directors. The investigation is ongoing. The Company has disclosed the matter to the U.S. Department of Justice, Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India, and on 6 July 2021 the Company received a subpoena from the SEC for the production of documents pertaining to certain CIS geographies, and the Company is in the process of responding to the same. While the matter may result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which could lead to civil and criminal sanctions under relevant laws, the probability of such action and the outcome are not reasonably ascertainable at this time.

8	The Code on Social Security, 2020 (‘Code’) received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code and the rules thereunder when they come into effect.

9	On 22 October 2020, the Company experienced a cybersecurity incident related to ransomware. The Company could contain the incident in a timely fashion and has also ensured that all traces of the infection are completely cleaned from the network. All affected systems were restored and brought back to normalcy in the order of priority. Based on our forensic investigation, no evidence was found of any data breaches leading to personally identifiable information. Since then, the Company has also been focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

10	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.The Company will continue to closely monitor any material changes to future economic conditions.

11	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 27 July 2021.

12	The figures of the quarter ended 31 March 2021 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

13	The results for the quarter ended 30 June 2021 were subjected to a "Limited Review". An unqualified report was issued thereon.

Place: Hyderabad Date: 27 July 2021	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director